

December 29, 2020

Paul Vasington
Executive Vice President and Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, Massachusetts 02703

> **Re: Sensata Technologies Holding plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 11, 2020**
> **File No. 001-34652**

Dear Mr. Vasington:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Critical Accounting Policies and Estimates, page 52

1. You disclose here that you do not consider any reporting units to be at risk of failing step 1 of the goodwill impairment test. In future filings, please define the term "at risk".

2. We note you have performed quarterly impairment testing in fiscal year 2020 and determined your goodwill was not impaired. In future quarterly and annual filings in which you perform impairment testing, please disclose any reporting units and goodwill amounts that you consider at risk of failing step 1 of the goodwill impairment test.

Recent Accounting Pronouncements, page 56

3. Please tell us how you assessed the impact of the adoption of ASU 2017-04 and how this will impact your goodwill impairment testing in future periods.

Item 11. Executive Compensation, page 128

4.   We note you granted the named executive officers stock awards valued at $7,133,313 and option awards valued at $3,057,043 pursuant to your 2019 LTI program. Additionally, we note that the description of your program, beginning on page 33 of your Schedule 14A, lacks a discussion of performance targets, the extent to which the targets were met, and and decisions to adjust awards based on the achievement of such targets. Please confirm that you will provide a discussion of these targets, level of achievement and the discretion exercised in determining the awards issued pursuant to the program in future filings.

5.   Please confirm that in future filings you will include a discussion of how the shares repurchased pursuant to your share repurchase program impacted performance targets used to determine executive compensation, such as EPS.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon, Senior Advisor, (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Suzanne Hayes, Office Chief, at (202) 551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences